Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria, 3051, Australia

November 12, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Telix Pharmaceuticals Limited
Registration Statement on Form 20-F
File No. 001-42128

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Telix Pharmaceuticals Limited (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form 20-F (File No. 001-42128), as amended, to become effective at 4:00 p.m. Eastern time on November 12, 2024, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request by telephone call to the staff of the Commission.

Please contact Craig Hilts of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, at (617) 526-6083, to provide notice of effectiveness, or if you have any comments or questions regarding this matter.

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Very truly yours,

TELIX PHARMACEUTICALS LIMITED

By:	/s/ Dr. Christian Behrenbruch
Name:	Dr. Christian Behrenbruch
Title:	Group Chief Executive Officer and Managing Director